

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2024

John Tyson
Chief Financial Officer
Tyson Foods, Inc.
2200 West Don Tyson Parkway
Springdale, Arkansas 72762

> **Re: Tyson Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2023**
> **Response Dated March 6th, 2024**
> **File No. 001-14704**

Dear John Tyson:

We have reviewed your March 6th, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 22, 2024 letter.

Response dated March 6th, 2024

Note 17: Segment Reporting, page 79

1. We note your response to comment 2 indicates that "revenues from external customers for each reportable segment are included in the tables displaying disaggregated sales by major distribution channel." Although we acknowledge that investors are able to <u>recalculate</u> each reportable segment's revenues from external customers based on the information provided, it is unclear how the current presentation meets the explicit disclosure requirement of ASC 280-10-50-22(a). As the combined revenue presentation in your table on page 81 is not an ASC 280 disclosure requirement, please revise your presentation in future filings to separately disclose revenues from external customers for each reportable segment.

Please contact Charles Eastman at 202-551-3794 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing